
Mail Stop 3561

March 15, 2008

Mr. Michael A. Jackson, President & CEO
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115-4436

Re:     **Verso Paper Corp.**
        **Registration Statement on Form S-1/A**
        **Filed on February 13, 2008**
        **File No. 333-148201**

Dear Mr. Jackson:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Please clarify whether "Apollo" refers specifically to Apollo Management, L.P. or Apollo Management, L.P. and its affiliates.

2.      We reissue comment three of our letter dated January 20, 2008.  Please complete all materials terms of this offering with your next amendment.  Also, please fill out all blank spaces throughout the registration statement except for final pricing.

3. Please incorporate your response to comment 4 our letter dated January 20, 2008, in the Prospectus Summary section.

4. We note your response to comment six of our letter dated January 20, 2008, that you do not have any operations independent of your subsidiaries that substantially all of your assets are held by your subsidiaries and that the agreements governing the outstanding debt of your subsidiaries significantly limit the transfer of assets from your subsidiaries. Please tell us how you considered the disclosure requirements of Schedule I in Rule 5-04 of Regulation S-X. Provide any calculations appropriate to support your determination.

Cover page

5. We reissue comment 10 of our letter dated January 20, 2008.

6. We reissue comment 11 of our letter dated January 20, 2008, in part. Please disclose that the offering is a firm commitment offering on the cover page. When the underwriter(s) is known, please identify the underwriter(s) on the cover page.

Prospectus Summary, page 1

7. We note your response to comment 16 of our letter dated January 20, 2008, we, however, reissue the comment in part. We have reviewed your supplemental materials, but still have not found the basis for your statement on page 1: "We are also North America's lowest cost producer of coated freesheet paper …." The statement is repeated on page 4 and 63. Please revise or advise.

The Merger, page 7

8. We note your response to comment 18 of our letter dated January 20, 2008, we, however, reissue it in part. Please clarify on page 7 that Verso Paper One Corp., Verso Paper Two Corp., Verso Paper Three Corp., and Verso Paper Four Corp. are merely holding companies that own, respectively, 40%, 30%, 20%, and 10% of the operating company Verso Paper LLC. Also, please clarify on page 7 that Verso Paper Five Corp. is a holding company that wholly owns Verso Fiber Farm LLC.

   Please identify all the subsidiaries that will eventually be wholly-owned by Verso Paper, other than Verso Paper LLC and Verso Fiber Farm LLC. Identifying Verso Paper LLC and the other subsidiaries on the organization chart will provide additional clarity.

Covenant Compliance, page 13.

9. We note your response to comment 21 of our letter dated January 20, 2008. Your disclosures on page 13 indicate that Adjusted EBITDA is merely a component of three of the ratios calculated for your debt covenants, and not a debt covenant measure in and of itself. It is unclear to us how your current presentation, which highlights your Adjusted

EBITDA amount, achieves the goal of demonstrating compliance with your financial covenants.  In this regard, it appears that it would be more appropriate and meaningful to present and discuss the ratios of Adjusted EBITDA to Fixed Charges, senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA.  Please advise or revise, applying this comment throughout your filing where you provide this non-GAAP measure.  In addition, given the presentation of this non-GAAP measure in the context of compliance with your debt covenants, please address why it would be meaningful to present this measure for periods other than the latest covenant compliance date, and explain how likely it is that you will violate a covenant related to these ratios in the future.

Use of Proceeds, page 27

10.     We note your response to comment 25 of our letter dated January 20, 2008.  Please complete the missing information in this section.  While there are no earmarks for specific projects or undertakings, please disclose whether the amounts have been accounted for in the normal budgeting process.

Dividend Policy, page 27

11.     Please revise to state the amount that was distributed to your equity holders on January 31, 2007.

12.     Please describe in more detail the restrictions on the company's ability to pay dividends or revise include a cross-reference to the Management's Discussion and Analysis section.  Also address the ability of the company's subsidiaries to transfer funds to the company.

Business, page 57

13.     Please incorporate your response to comment 29 of our letter dated January 20, 2008, in the registration statement.

14.     We note your response to comment 31, we, however, reissue the comment in part.  Please clarify whether Verso Paper believes a high energy environment will negatively affect its financial prospects.

15.     Please incorporate your response to comment 33 of our letter dated January 20, 2008, in the registration statement.

16.     We note your response to comment 37 of our letter dated January 20, 2008.  Please disclose the sales revenue generated through the Online Order Management System.  Also, please advise us whether the Online Order Management System and WebExpress are the same system.

Legal Proceedings, page 69

17.    If known, please indicate the estimated capital expenditures for additional wastewater controls and related improvements resulting from the Maine permit dispute.

Management, page 70

18.    We note your response to comment 42 of our letter dated January 20, 2008.  We continue to believe that the disclosure of the officer or director positions with other Verso entities is required.  Revise your registration statement as appropriate.

19.    We reissue comment 44 of our letter dated January 20, 2008.

Compensation Discussion and Analysis, page 75

20.    We note your response to comment 46 of our letter dated January 20, 2008, we, however, reissue the comment in part.  Your analysis on page 78 compares the base salary of the named executive officers with the 2007 FPICA Survey with base salaries of similar paper industry executives.  However, your analysis did not compare Verso Paper's named executive officers' overall compensation with its modified peer group's overall compensation.  Please advise us whether such an analysis was performed by Verso Paper.  If yes, please disclose this analysis on page 78.

21.    We have reviewed your response to comment 47 of our letter dated January 20, 2008. Please provide us with a detailed analysis of the competitive harm resulting from disclosure of your specific performance targets.  Please address how disclosure of each of your four core performance measures poses competitive harm.  We may have further comment.

Unit Investment and Award Program, page 77

22.    We note that each management or non-management unit holder will have the right to sell his or her units to Verso Paper Management LP.  Please tell us how you considered the guidance in paragraphs 31 and 32 of SFAS 123(R) in determining how to account for the unit awards in your consolidated financial statements.

Executive Compensation, page 83

23.    Please explain the reason for Mr. Jackson's retroactive base salary pay increase.

Principal Stockholders, page 88

24.     We reissue comment 50 of our letter dated January 20, 2008.

Certain Relationships and Related Party Transactions, page 91

25.     Please disclose the material terms of the fee arrangements between Verso Paper and Apollo for its services as a "financial advisor or investment banker for any merger, acquisition, disposition, finance or the like…."

Underwriting, page 100

26.     We reissue comment 57 of our letter dated January 20, 2008.

Financial Statements
Note 12. Bucksport Energy Asset Investment, page F-19

27.     We note your response to comment 61 of our letter dated January 20, 2008, regarding the accounting for your investment in the Bucksport power facility.  Please explain to us in detail how your interest in the Project is undivided and how you are proportionately liable for each liability.  Provide supplementally to us the agreement with Bucksport Energy LLC, and reference for us the pertinent sections that support your conclusion that proportional consolidation is appropriate.

28.     We note on page 69 that the new discharge limits will necessitate increased operational and maintenance costs as well as capital expenditures for additional wastewater controls and related improvements.  To the extent that the increased costs and expenditures related to the new discharge limits will have a material impact on your results of operations and cash flows in the future, please expand your discussion and analysis to provide indicative value of such impact.

Part II

Other Expenses of Issuance and Distribution, page II-1

29.     We reissue comment 65 of our letter dated January 20, 2008.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

30.     We note that a number of exhibits listed in Item 16 of the prospectus have yet to be submitted to the staff for review.  Please submit all remaining exhibits with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Joshua Thomas at (202) 551-3832.  Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

                       Sincerely,

                       John Reynolds
                       Assistant Director

cc:     Raymond Y. Lin, Esq.
         Fax: (212) 751-4864